September 18, 2019

Jeffrey F. Eisenberg
Chief Executive Officer
Xenetic Biosciences, Inc.
40 Speen Street, Suite 102
Framingham, MA 01701

       Re: Xenetic Biosciences, Inc.
           Registration Statement on Form S-3
           Filed September 13, 2019
           File No. 333-233769

Dear Mr. Eisenberg:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Donald Field at 202-551-3680 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance